UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2017 (Report No. 4)

Commission file number: 001-35932

ARCTURUS THERAPEUTICS LTD.

(Translation of registrant’s name into English)

10628 Science Center Drive, Suite 200

San Diego, California 92121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

Business Combination with Arcturus Therapeutics, Inc.

On November 15, 2017, Arcturus Therapeutics Ltd. (formerly known as Alcobra Ltd.) (the “Registrant”) completed its business combination with what was then known as “Arcturus Therapeutics, Inc.” (“Private Arcturus”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of September 27, 2017, by and among the Registrant, Aleph MergerSub, Inc. (“Merger Sub”), and Private Arcturus (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Private Arcturus, with Private Arcturus surviving as a wholly owned subsidiary of the Registrant (the “Merger”). In connection with, and prior to the completion of, the Merger, the Registrant effected a 7-for-1 reverse stock split of the Registrant’s Ordinary Shares (the “Reverse Share Split”). The transactions contemplated by the Merger Agreement (including the Merger and the Reverse Stock Split) were approved by the Registrant’s shareholders at the extraordinary general meeting of shareholders held on November 12, 2017.

In connection with the Merger, the Registrant changed its name to “Arcturus Therapeutics Ltd.” and the business conducted by the Registrant became primarily the business conducted by Private Arcturus, which is a preclinical RNA medicines company focused on developing RNA technologies and novel RNA therapeutics for rare, infectious, fibrotic, and respiratory diseases with significant unmet medical needs.

Immediately prior to and in connection with the Merger, each outstanding share of Private Arcturus’s capital stock (other than common stock), whether in the form of preferred stock, warrants and convertible notes, was converted into one share of Private Arcturus’s common stock at ratios determined in accordance with Private Arcturus’s certificate of incorporation then in effect. Under the terms of the Merger Agreement, at the effective time of the Merger, the Registrant issued Ordinary Shares to Private Arcturus stockholders, at an exchange ratio of 0.293 Ordinary Shares (after taking into account the Reverse Share Split) per share of Private Arcturus common stock outstanding immediately prior to the Merger. The exchange ratio was determined through arms’-length negotiations between the Registrant and Private Arcturus. An aggregate of approximately 6,631,712 Ordinary Shares were issued to the Private Arcturus stockholders in the Merger. The Registrant also assumed all of the stock options issued and outstanding under Private Arcturus’s 2013 Equity Incentive Plan with such stock options henceforth representing the right to purchase a number of Ordinary Shares equal to 0.293 multiplied by the number of shares of Private Arcturus’s common stock previously represented by such stock options (after taking into account the Reverse Share Split).

Immediately after the Merger, there were approximately 10,568,901 Ordinary Shares outstanding. Immediately after the Merger, the former Private Arcturus stockholders, warrantholders and noteholders owned approximately 63.2% of the fully-diluted Ordinary Shares, with the Registrant’s shareholders immediately prior to the Merger, whose Ordinary Shares remain outstanding after the Merger, owning approximately 36.8% of the fully-diluted Ordinary Shares.

The Ordinary Shares of Alcobra Ltd. listed on The Nasdaq Global Market, previously trading through the close of business on November 14, 2017 under the ticker symbol “ADHD,” commenced trading on The Nasdaq Global Market, under the ticker symbol “ARCT,” on November 16, 2017. The Ordinary Shares have a new CUSIP number, M1492T 105.

The foregoing description of the Merger and the Merger Agreement is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 28, 2017, and which is incorporated herein by reference.

On November 16, 2017, the Registrant issued a press release announcing the completion of the Merger. A copy of the press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

Sale of ADAIR Assets

Prior to the completion of the Merger, Alcobra signed an asset purchase agreement for the sale of its Abuse-Deterrent Amphetamine Immediate-Release (ADAIR) development assets to an investor group. Subject to the terms and conditions of the asset purchase agreement and the consummation of the sale, the investor group will invest $3 million in an OTC listed company that will own the ADAIR assets and continue its development.  Arcturus Therapeutics Ltd will own 30% of the OTC listed company’s shares and be entitled to one board representative.

This Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File No. 333- 209960) and Form S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947 and File No. 333-217556) of the Registrant, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Arcturus Therapeutics Ltd.
Dated: November 16, 2017
	By:	/s/ Joseph Payne
Name: Joseph Payne Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by the Registrant on November 16, 2017.